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                          April 10, 2023

       Ofer Naveh
       Chief Financial Officer
       Rail Vision Ltd.
       15 Ha   Tidhar St.
       Ra   anana, 4366517
       Israel

                                                        Re: Rail Vision Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed April 3, 2023
                                                            File No. 333-271068

       Dear Ofer Naveh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eranga
Dias at 202-551-8107 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing